Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended December 31,										Nine Months Ended September 30,
(in thousands)	2005		2006		2007		2008		2009		2009		2010

Earnings:
Pretax income	$24,135		$6,843		$30,993		$44,441		$59,994		$40,322		$32,992
Fixed charges	47,255		49,079		48,027		44,346		43,806		32,243		34,881
Total earnings	$71,390		$55,922		$79,020		$88,787		$103,800		$72,565		$67,873

Fixed charges:
Interest expense	$37,141		$38,643		$36,987		$32,549		$30,693		$22,727		$22,684
Interest within rent expense	10,114		10,436		11,040		11,797		13,113		9,516		12,197
Total fixed charges (1)	$47,255		$49,079		$48,027		$44,346		$43,806		$32,243		$34,881

Rent Expense	30,343		31,307		33,119		35,390		39,340		28,549		36,592

One-third of rent expense	10,114		10,436		11,040		11,797		13,113		9,516		12,197

Ratio of earnings to fixed charges	1.5	x	1.1	x	1.6	x	2.0	x	2.4	x	2.3	x	1.9	x

(1)

The term “fixed charge” means the sum of the following: interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of interest within rental expense (equal to one-third of rental expense). Management believes this is a reasonable approximation of the interest factor.